UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

OpenLocker Holdings, Inc.
(exact name of registrant as specified in its charter)

000-24520
Commission File Number

Delaware	04-3021770
(State of Incorporation)	(IRS Employer Identification Number)

1700 Palm Beach Lakes Blvd., Suite 820, West Palm Beach, FL 33401
(Address of principal executive offices, including zip code)

305-351-9195
(Registrant’s telephone number, including area code)

Notice of Change in the Majority of the Board of Directors

April 22, 2025

OPENLOCKER HOLDINGS, INC.
A DELAWARE CORPORATION

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF OPENLOCKER HOLDINGS, INC.

INTRODUCTION

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. Unless the context otherwise requires, references throughout this Information Statement to “the Company,” “we,” “our” and “us” refer to OpenLocker Holdings, Inc.

This Information Statement is being mailed on or about April 22, 2025 to the holders of record at the close of business on April 21, 2025 (the “Record Date”) of outstanding shares of common stock, $0.0001 par value per share (the “Common Stock”) of the Company and the outstanding shares of Series A preferred stock, $0.0001 par value per share, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in a majority of the members of our Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 requires the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described below will not occur until at least 10 days following the mailing of this Information Statement.

On April 9, 2025 (the “Effective Date”), the Company entered into a Stock Purchase Agreement (the “Purchase Agreement”) with the five purchasers signatory thereto (collectively, the “Buyers”), pursuant to which the Company agreed to issue and sell to the Buyers a total of 426,501,851 shares of Common Stock (the “Shares”) for a total purchase price of $400,000 (the “Transaction”). The Shares issued to the Buyers pursuant to the Purchase Agreement constitute 80% of the shares of Common Stock of the Company outstanding on a fully diluted basis immediately following the closing of the Transaction. A complete description of the terms of the Purchase Agreement is contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2025, the description of which contained therein is incorporated by reference.

CHANGE IN CONTROL OF THE COMPANY

Following the closing of the Transaction, the Buyers own 426,501,851 shares of the Company’s Common Stock, representing 80% of the Company’s outstanding Common Stock on a fully diluted basis, resulting in a change in control of the Company. Of the 426,501,851 shares held by the Buyers after the Transaction, 47.1% is held by Jakota Capital AG, 9.4% is held by Partum AG, 11.3% is held by IndexAtlas AG, 4.6% is held by Van + Van GmbH, and 7.5% is held by Her Clique Inc.

Effective as of the closing, (i) Laura Anthony resigned from her positions as a director and officer of the Company, (ii) Howard Gostfrand and Brian Klatsky resigned from their positions as officers of the Company, and (iii) Renger van den Heuvel was appointed as the Chief Executive Officer of the Company and as a member of the Board. In addition, Howard Gostfrand and Brian Klatsky resigned from their positions as directors of the Company, effective ten days following the filing of this Information Statement.

As a result, we expect that our Board and all officer positions will be comprised solely of new officers and directors following the completion of the Transaction, effective ten days following the mailing of this Information Statement and the filing thereof with the SEC.

Other than the transactions described above, the Company knows of no arrangements which may result in a change in control of the Company.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information on the beneficial ownership of our voting securities as of the Record Date based on the current beneficial ownership of our voting securities by the individuals who are our executive officers and directors and greater than 5% stockholders before and after the completion of the Transaction. Beneficial ownership is determined according to rules of the SEC governing the determination of beneficial ownership of securities. A person is deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days.

Beneficial Ownership Immediately Before the Transaction:

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned(2)
Directors and Executive Officers:
Howard Gostfrand	20,822,500	(3)	32.18%
Laura Anthony	20,822,500	(4)	32.18%
Brian Klatsky	16,822,113	(5)	29.60%
All directors and officers as a group (4 persons)	62,667,113	(6)	61.38%
5% Stockholders:

Balance Labs, Inc.	7,243,129	(7)	16.48%

Abby Klatsky	3,927,113		8.94%

Brendan O’Brien	3.927,113		8.94%

*	Less than one percent of outstanding shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares as to which a stockholder has sole or shared voting power or investment power, and also any shares which the stockholder has the right to acquire within 60 days, including upon exercise of common shares purchase options or warrants.

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(2)	Based on 43,942,924 shares of the Company’s Common Stock and 58,415 shares of Series A preferred stock issued and outstanding as of the Record Date. Each share of Series A preferred stock is convertible into 1,000 shares of Common Stock, at the election of the holder, at any time. On any matter submitted to the holders of Common Stock for a vote or on which the holders of Common Stock have a right to vote, each share of Series A preferred stock will have a number of votes equal to the number of shares of Common Stock into which the Series A preferred stock is convertible, but without conversion being required in connection therewith. Accordingly, each share of Series A preferred stock has 1,000 votes. The Series A preferred stock votes together with the Common Stock as one class.

(3)	Represents 62,500 shares of Common Stock and 20,760 shares of Series A preferred stock held by American Capital Ventures, Inc. Each share of Series A preferred stock is convertible into 1,000 shares of Common Stock, at the election of the holder, at any time. Howard Gostfrand is the President of American Capital Ventures, Inc., and has voting and dispositive power over the shares held by American Capital Ventures, Inc.

(4)	Represents 62,500 shares of Common Stock and 20,760 shares of Series A preferred stock held by Leone Group LLC. Each share of Series A preferred stock is convertible into 1,000 shares of Common Stock, at the election of the holder, at any time. Laura Anthony is the Managing Member of Leone Group LLC and has voting and dispositive power over the shares held by Leone Group LLC.

(5)	Represents 3,927,113 shares of Common Stock and 12,895 shares of Series A preferred stock held by Mr. Klatsky. Each share of Series A preferred stock is convertible into 1,000 shares of Common Stock, at the election of the holder, at any time.

(6)	Represents shares held by Mr. Gostfrand, Ms. Anthony, Mr. Klatsky and Ms. Klatsky. Represents 4,252,113 shares of Common Stock, 58,415 shares of Series A preferred stock, and a vested stock option to purchase 411,907 shares of the Company’s Common Stock at an exercise price of $0.12 per share. Each share of Series A preferred stock is convertible into 1,000 shares of Common Stock, at the election of the holder, at any time.

(7)	Represents shares held by Balance Labs, Inc. Michael D. Farkas is the beneficial holder of approximately 59.9% of the issued and outstanding capital stock of Balance Labs, Inc., holding 11,888,889, 1,400 and 1,098,526 shares of Common Stock of Balance Labs, Inc. through Balance Holdings, LLC, Shilo Security Solutions, Inc., and Shilo Holding Group LLC, respectively, as of March 7, 2022.

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Beneficial Ownership Following the Transaction:

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned(2)
Directors and Executive Officers:
Renger van den Heuvel	0	0%
5% Stockholders:

Jakota Capital AG	251,177,851	47.1%

Partum AG	50,235,570	9.4%

IndexAtlas AG	60,282,684	11.3%

Van + Van GmbH	24,617,290	4.6%

Her Clique Inc.	40,188,456	7.5%

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers prior to the Transaction

The following paragraphs provide information as of the date of this Information Statement about each of our directors and executive officers immediately prior to the Transaction. There was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected an executive officer.

Name	Age	Position
Howard Gostfrand	56	Chief Executive Officer, Principal Financial Officer and Director (1)
Laura Anthony	58	President, Secretary and Chairperson of the Board
Brian Klatsky	53	Director and President of OpenLocker, Inc. (1)
Lauren Klatsky	50	Chief Operating Officer of OpenLocker, Inc.

(1)	Howard Gostfrand and Brian Klatsky resigned from their positions as directors of the Company, effective ten days following the filing of this Information Statement.

The principal occupations for the past five years (and, in some instances, for prior years) of each of the Company’s directors and executive officers are as follows:

Howard Gostfrand. Mr. Gostfrand has been involved in the financial industry for over 28 years. Mr. Gostfrand formed American Capital Ventures, Inc. in 1999. As President and Founder of American Capital Ventures, Inc., Mr. Gostfrand has worked closely with hundreds of public companies of various market capitalizations and diversified industries both domestic and international. His experience lies in consulting and guiding small-cap and middle market companies through implemented corporate strategy, investor outreach and financial marketing initiatives. Prior to founding American Capital Ventures, Inc., he was a retail stockbroker focused on small-cap companies, having worked in New York City and South Florida.

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American Capital Ventures, Inc. is an investor relations and consulting firm focused on assisting small public companies with their approach to the investment community. American Capital Ventures, Inc. has represented over 150 companies in diverse industries from all over the country as well as internationally. Mr. Gostfrand has worked closely with management teams and understands the challenges associated with being a small and micro-cap company.

Mr. Gostfrand is also an owner and managing member of A.G. Capital Advisors, LLC (“AG Capital”), a consulting and advisory firm for small and middle market private and public companies.

Mr. Gostfrand received a B.S. degree in Marketing Management from Boston University.

Laura Anthony. Ms. Anthony is the founding partner of Anthony Linder & Cacomanolis, PLLC, which she founded in 2001, a corporate, securities and business transactions law firm, and has been practicing law since 1993. Ms. Anthony provides corporate counsel to small-cap and middle-market private and public companies. For over 30 years, Ms. Anthony has served clients in areas including but not limited to compliance with Securities Act offer, sale and registration requirements, including private and public offerings; initial public offerings; follow-on offerings and PIPE transactions; compliance with NASDAQ and NYSE American initial and continued listing requirements; compliance with the initial quotation and maintenance of standards for the OTCQB and OTCQX; working with foreign private issuers; Regulation A/A+ offerings; compliance with the registration and reporting requirements under the Exchange Act; mergers and acquisitions; and general contract and business transactions. Ms. Anthony served on the board of directors of Aditx, Inc. (Nasdaq: ADTX), a biotechnology company, from July 2020 through December 2021.

Ms. Anthony is also an owner and managing member of AG Capital.

Ms. Anthony received a B.A. degree in International Economics from Florida Atlantic University and a Juris Doctorate from Florida State University.

Brian Klatsky. Mr. Klatsky is the President and Founder of OpenLocker, Inc., the Company’s wholly owned operating subsidiary. He founded OpenLocker, Inc. in August 2021 to assist student-athletes monetize their Name, Image, and Likeness with blockchain technology. He also heads the OpenStable division which connects thoroughbred racing fans with their favorite horses with NFTs.

Mr. Klatsky is a successful serial entrepreneur with almost 30 years of experience. He currently serves as a registered investment advisor at Gold Coast Wealth Management since 2017. Prior to GCWM, Mr. Klatsky spent 19 years at KCG (formerly Knight Capital). He served as head of NASDAQ cash trading and the deputy global head of cash trading. During his tenure at KCG, Mr. Klatsky managed firm capital and inventory in domestic and international equities for short term and long-term trading portfolios. He specialized in finding value in small cap names that lacked analyst and institutional coverage. Other responsibilities included developing and optimizing an electronic trading environment to provide world class customer service and enhanced liquidity to hundreds of broker dealer and institutional clients. Over the course of his career, he successfully managed over 300 traders and sales traders, client relationships, and firm capital through volatile market conditions and cycles.

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Mr. Klatsky received his MBA from the University of Florida’s Hough Graduate School of Business with a global finance specialization from the Hong Kong University of Science and Technology. He obtained his B.S. with a major in Business from Skidmore College where he played college basketball.

He is the founder of Team Rio University (TRU). TRU is a non-profit grassroots basketball program in partnership with the Mario V. Chalmers Foundation and I’m Possible Training. TRU has grown into a nationally recognized Under Armour sponsored program responsible for skill development, life mentoring, academic/college placement assistance, and elite competition for middle school and high school student athletes. Brian is also a Founding Partner of BBN Racing.

Mr. Klatsky joined the Company’s board of directors on May 31, 2022.

Lauren Klatsky. Ms. Klatsky is the Chief Operating Officer of OpenLocker, Inc. and has held this position since September 2021. She is also Customer Relationship Manager for “I’m Possible Northeast Skill Lab”. Prior to that she was Director of Global Skill Labs where she developed and implemented a facility licensing program for two years. Other responsibilities included marketing, brand strategy, contract negotiation and conference management. Over the course of her career, Ms. Klatsky has served as a Marketing & PR specialist for Whole Foods Market and Ming East West. She also owned and operated a boutique Pilates studio for four years, specializing in private training and self-myofascial release techniques.

Ms. Klatsky received her M.S. in physics from the University of California, Los Angeles and obtained a B.S. in physics from the Massachusetts Institute of Technology along with a minor in Science, Technology & Society. She also holds an A.O.S degree in Culinary Arts from the Culinary Institute of America. She is a volunteer coach for Girls on the Run in Central New Jersey.

Brian Klatsky and Lauren Klatsky are siblings. Other than the foregoing, there are no family relationships among any of the Company’s executive officers or directors.

Directors and Executive Officers following the Transaction

The following paragraphs provide information as of the date of this Information Statement about each of our anticipated directors and executive officers after the completion of the Transaction, subject to the discretion of OpenLocker. There are no family relationships between any of the directors and executive officers listed below.

Name	Age	Position
Renger van den Heuvel	61	Chief Executive Officer
Howard Gostfrand	56	Director (1)
Brian Klatsky	53	Director (1)

(1)	Howard Gostfrand and Brian Klatsky resigned from their positions as directors of the Company, effective ten days following the filing of this Information Statement.

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The principal occupations for the past five years (and, in some instances, for prior years) of each of the Company’s directors and executive officers are as follows:

Renger van den Heuvel has served as the Chief Strategist of Jakota Capital AG, an investment services and advisory firm headquartered in Zurich, since January 2025. From May 2024 to January 2025, Mr. van den Heuvel served as Chief Executive Officer and a member of the Board of Directors of Youngtimers AG, a private equity firm specializing in small and mid-cap public companies, turnaround, roll-up strategies and special situations. Since September 2021, Mr. van den Heuvel has also served as the Chief Executive Officer of Van + Van GmbH, an event and project management company. From January 2021 to September 2023, Mr. van den Heuvel served as the Chief Executive Officer and Managing Director of Spark Art GmbH, an international art fair. From February 2020 to November 2022, Mr. van den Heuvel served as the Chief Operating Officer at Blockchain.art, a blockchain-supported marketplace and e-commerce solution for galleries, museums and artists. Mr. van den Heuvel graduated from Radboud University of Nijmegen in 1989.

The biographical information of Messrs. Gostfrand and Klatsky is provided above under the heading “Directors and Executive Officers prior to the Transaction.”

CORPORATE GOVERNANCE

Committees of the Board of Directors

Our Common Stock is quoted on the OTC Pink tier of the OTC Markets Group under the symbol “OLKR.” The OTC Markets Groups does not have any requirements for establishing any committees. For this reason, we have not established any committees. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board.

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

Director Independence

The Company is not listed on any exchange that requires director independence requirements, or any exchange at all at this time. We have not established our own definition for determining whether our director and nominees for directors are “independent” nor have we adopted any other standard of independence employed by any national securities exchange or inter-dealer quotation system, though none of our current directors would be deemed to be “independent” under any applicable definition given that they are officers of the Company or OpenLocker, Inc., our wholly owned operating subsidiary.

Director Nominations

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the Board.

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Board Oversight

Our management is responsible for managing risk and bringing the most material risks facing the Company to the Board’s attention. Because we do not yet have separately designated committees, the entire Board has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and the review and approval of the performance of the Company’s internal audit function and independent accountants, (2) succession planning and risks related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our Board members, as well as a particular nominee’s contributions to that mix. Although there are many other factors, the Board seeks individuals with industry knowledge and experience, senior executive business experience, and legal and accounting skills.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors, and persons who own more than 10 percent of a registered class of our equity securities, to file reports of ownership and changes in ownership of such securities with the SEC. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on review of the copies of Forms 3 and 4 and amendments thereto furnished to us during the 2024 fiscal year and Forms 5 and amendments thereto furnished to us with respect to such fiscal year, or written representations that no Forms 5 were required, we believe all required forms have been filed by our officers, directors and greater than ten percent beneficial owners.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table summarizes all compensation recorded by us in the past two fiscal years ended July 31 for:

●	our principal executive officer or other individual serving in a similar capacity during such fiscal year, and

●	our two most highly compensated executive officers, other than our principal executive officer, who were serving as corporate officers at July 31 of such fiscal year.
Name & Principal Position	Fiscal Year Ended (1)	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Howard Gostfrand	7/31/2024	-	-	-	-	-	-	-	-
CEO and Principal Financial Officer	7/31/2023	-	-	-	-	-	-	-	-

Laura Anthony	7/31/2024	-	-	-	-	-	-	-	-
President	7/31/2023	-	-	-	-	-	-	-	-

Brian Klatsky	7/31/2024	-	-	-	-	-	-	-	-
President of OpenLocker, Inc.	7/31/2023	-	-	-	-	-	-	-	-

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Employment Agreements

None.

Outstanding Equity Awards at Fiscal Year-End

As of July 31, 2024, there were no outstanding options, warrants or equity awards.

Compensation Plans

As of July 31, 2024, the Company reserved 750,000 shares of Company Common Stock for issuance to OpenLocker employees as options, restricted stock or similar incentive compensation, as may be determined by the Board.

Executive Compensation Philosophy

Our Board determines the compensation given to our executive officers in its sole determination. Our Board reserves the right to pay our executives or any future executives a salary, and/or issue them shares of stock issued in consideration for services rendered and/or to award incentive bonuses which are linked to our performance, as well as to the individual executive officer’s performance. This package may also include long-term stock-based compensation to certain executives, which is intended to align the performance of our executives with our long-term business strategies. Additionally, the Board reserves the right to grant performance base stock options in the future, if the Board in its sole determination believes such grants would be in the best interests of the Company.

Incentive Bonus

The Board may grant incentive bonuses to our executive officers and/or future executive officers in its sole discretion, if the Board believes such bonuses are in the Company’s best interest, after analyzing our current business objectives and growth, if any, and the amount of revenue and profits we are able to generate each month, both of which are a direct result of the actions and ability of such executives.

Long-Term, Stock-Based Compensation

In order to attract, retain and motivate executive talent necessary to support the Company’s long-term business strategy we may award our executives and any future executives with long-term, stock-based compensation in the future, at the sole discretion of our Board, which we do not currently have any immediate plans to award.

Director Compensation

Historically, the Company’s directors have not received compensation for their service. In the future, we expect that a board committee will review and make recommendations to the board regarding compensation of directors, including equity-based plans. We will reimburse our non-employee directors for reasonable travel expenses incurred in attending board and committee meetings. We also intend to allow our non-employee directors to participate in any equity compensation plans that we adopt in the future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than in the aforementioned Purchase Agreement and in any reports filed by us with the SEC, there have been no related party transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets (including with current or proposed directors, officers and beneficial owners of more than 10% of the Company’s outstanding shares), or any other transactions or relationships required to be disclosed pursuant to Item 404 Regulation S-K. The Company is currently not a subsidiary of any company.

LEGAL PROCEEDINGS

To the Company’s best knowledge, there are no pending legal proceedings to which the Company is a party or of which any of its property is the subject.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

OPENLOCKER HOLDINGS, INC.

By:	/s/ Renger van den Heuvel
Name:	Renger van den Heuvel
Title:	Chief Executive Officer

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